

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Jon Niermann
Chief Executive Officer
Loop Media, Inc.
700 N. Central Ave., Suite 430
Glendale, CA 91203

> **Re: Loop Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2022**
> **File No. 333-268957**

Dear Jon Niermann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services